EXHIBIT 1

[CANADIAN SUPERIOR ENERGY INC. LOGO]

2005 SECOND QUARTER REPORT

MESSAGE TO SHAREHOLDERS

FIRST SIX MONTHS 2005 OPERATING RESULTS – GROWING WESTERN CANADIAN CASH FLOW – “HIGH IMPACT” OPPORTUNITIES OFFSHORE NOVA SCOTIA – “WORLD-CLASS” POSITION OFFSHORE TRINIDAD AND TOBAGO

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forwardlookingstatements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

It is a pleasure to present to you the operating results of Canadian Superior Energy Inc. for the first six months of 2005. During the first six months of 2005, our management and professional staff have worked very hard to deliver shareholders a growth strategy based on our continued development of solid Western Canadian cash flow and production focusing on our Drumheller area and severalopportunities we have in Western Canada and our recent success with our Coal Bed Methane (“CBM”) production. This has been combined with “High Impact” opportunities offshore Nova Scotia where we have evolved to become the largest public company holder of exploration acreage and our position in a “World-Class” basin offshore Trinidad and Tobago where a minimum of 5 wells are planned for drilling during the next 36 months. We are well positioned for sustained growth through 2005 and beyond. At the same time, we have applied sound business principles in prudently managing our balance sheet in order to be well positioned to continue to pursue our Offshore Nova Scotia and Trinidad Projects which provide “home run” opportunities for shareholders, as we work to continue to grow in Western Canada.

Highlights of the first six months of 2005 included:

•              Record oil and gas revenues of $20.9 million, up 14% from $18.4 million in the same period in 2004, combined with record cash flow of $11.1 million, up 14% compared to $9.7 million for thefirst six months of 2004;

•              In spite an extremely early breakup during the first quarter of 2005, and record rains and flooding during the second quarter, both of which interrupted drilling, completion and tie-in operations, a total of 21 wells were drilled during the first six months of 2005, with a drilling success rateof 95% and 10 wells were tied-in during the period, comprising of 3 producing dual oil and gas wells, and 7 producing gas wells;

•              Also, we are pleased to report that during the period we secured a new expanded operating line of credit for $25 million with the Canadian Western Bank;

•              Furthermore, planning proceeded for further drilling offshore Nova Scotia, where 2 well sites have been surveyed on our “Mariner” Project lands and where we are currently working with a potential partner for our deepwater “Mayflower” Block;

•              In addition, the period was highlighted with drilling planned for later this year in Trinidad and Tobago, where subsequent to the end of the second quarter, on July 20, 2005 we were formally awarded our “Intrepid” Block 5(c) by the Government of Trinidad and Tobago, and we also successfully completed an $11 million financing for the acquisition, drilling and development of the offshore “Intrepid” Block 5(c) off the east coast of Trinidad.

1	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MESSAGE TO SHAREHOLDERS

TRINIDAD AND TOBAGO

In the second quarter of 2005, our offshore “Intrepid” Block 5(c) was our primary focus in Trinidad and Tobago, where we are preparing for exploration drilling slated to commence later this year. In particular, our Exploration Team has been evaluating and interpreting detailed 3D seismic data over the “Intrepid” Block 5(c) and over nearby producing fields and has confirmed several drilling locations on the “Intrepid” Block. A number of large structural gas prospects have been identified on the Block (See Map, bottom of page 3) with multi-tcf potential and an example of “Intrepid” Block 5(c) Seismic at one proposed drilling location is presented in the Figure on the top of page 4.

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TRINIDAD AND TOBAGO – REGIONAL SETTING GRAPHIC]

Note:  Expanded versions of 2005 Second Quarter Report maps may be viewed on www.cansup.com

We are very honoured and privileged to have been awarded the right to explore on Block 5(c) by the Government of Trinidad and Tobago (See Signing Picture, bottom of page 4). Block 5(c), named the “Intrepid” Block by Canadian Superior, covers 80,041 gross acres and has significant natural gas exploration and development potential. We look forward to expediting drilling on this Block,targeting our first well of a planned multi-well drilling program to commence drilling in the 4th quarter of 2005.

Commenting at the Production Sharing Contract Signing Ceremony, the Honourable Eric Williams, Trinidad and Tobago’s Minister of Energy and Energy Industries said, “I take this opportunity to welcome Canadian Superior Energy Inc. to our assembly of multi-national energy partners and tocongratulate them on their successful participation in the 2003/2004 Bid Round.”

In undertaking our planned activities, Canadian Superior is very proud to be in Trinidad and Tobago and sees the awarding of Block 5(c) as a partnership between the people of Trinidad and Tobago and Canadian Superior. We will continue to work very hard to see that our activities benefitthe local people and communities alongside our shareholders. It was over 3 years ago when Canadian Superior first identified Trinidad and Tobago as a high priority, “World-Class” growth basin for our Corporation. Due to the hard work of many talented individuals, the signing of the “Intrepid” Block 5(c) is an important milestone in progressing our goal to explore and play our part in the development of Trinidad and Tobago’s significant oil and gas potential for the benefit of Canadian Superior and all stakeholders, including the people of Trinidad and Tobago.

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MESSAGE TO SHAREHOLDERS

[CANADIAN SUPERIOR ENERGY INC. TRINIDAD AND TOBAGO OFFSHORE HOLDINGS GRAPHIC]

Offshore Trinidad is one of the most coveted oil and gas basins in the world today and for good reason. During the first week of May 2005, Trinidad and Tobago was named Country of the Year by Energy Magazine in Association with the Offshore Technology Conference, Houston, Texas. Offshore Trinidad is a “World-Class” basin with multiple large exploration and development opportunities as evidenced by recent drilling successes in the Columbus Basin, as well as having well developed, and developing LNG facilities and capacity, and ready access to international markets. 80% of North

[Trinidad and Tobago INTREPID BLOCK 5(c) Prospect Summary Map GRAPHIC]

3	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MESSAGE TO SHAREHOLDERS

[CANADIAN SUPERIOR “INTREPID” BLOCK SEISMIC EXAMPLE GRAPHIC]

America’s LNG is supplied from Trinidad and some of the largest producing wells in the world are located in Trinidad close to our acreage (See “Intrepid” Block Map, bottom of page 3). For example, 15 of the top 25 British Petroleum (BP) producing wells world-wide are located in Trinidad. When you align this with the stable fiscal and legal regime that is present in Trinidad and Tobago, you have a win-win situation for all those involved; and, the Government and people are very knowledgeable and supportive of the oil and gas industry and aggressive explorers like Canadian Superior.

[SIGNING OF “INTREPID” BLOCK 5(C) PRODUCTION SHARING CONTRACT, JULY 20, 2005, PORT OF
SPAIN, TRINIDAD AND TOBAGO PHOTO]

(left to right: Mr. Leigh Bilton, Executive Vice President & Director, Canadian Superior, Ms. Joyce Lynch - Legal Advisor to the Minister, Ministry of Energy and Energy Industries; Ms. Indira Rampaul, Senior State Counsel; The Minister of Energy and Energy Industries, The Honourable Eric Williams; The Commissioner of State Lands, Mrs. Stephanie Elder - Alexander; Ms. Faikah Carrmuddeen, Attorney - at - Law; Mr. Mike Coolen, Vice President, East Coast Operations, Canadian Superior)

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	4

MESSAGE TO SHAREHOLDERS

In early July, Canadian Superior appointed Mr. Roger De Freitas as Country Manager of operations in Trinidad and Tobago. Mr. De Freitas and our offshore drilling staff are expediting drilling operations in Trinidad and Tobago. Mr. De Freitas started his career in the oilfield in Trinidad and Tobago with Rooks Oilfield and Engineering Supplies and later joined Santa Fe Drilling Company working offshore East Coast Trinidad. During his world-wide 28 year career with Santa Fe, Mr. De Freitas held various supervisory and managerial positions both on and offshore including Country Manager (for semisubmersible drilling offshore Trinidad), Country Manager (for jack up drilling offshore Vietnam/ Brunei), Area Manager and Vice President (North Sea/Canada) and Vice President - New Construction (USA/Singapore). We welcome Roger to the Canadian Superior team, Roger brings extensive worldwide and local Trinidad and Tobago experience to Canadian Superior and complements Canadian Superior’s existing experienced offshore drilling personnel and will be responsible for the Corporation’s Port of Spain Trinidad office.

The Corporation is aggressively undertaking the necessary procurement and contracting for the provision of the various services required for its upcoming drilling project offshore Trinidad and Tobago and has secured the critical longer lead time casing and wellhead components for the first “Intrepid” well. The “Intrepid” Block 5(c) has water depths in the range of 150m to 450 m and all wells in Block 5(c) will be drilled from a semi submersible drilling rig.

Also to assist Canadian Superior in going forward with our planned drilling in Trinidad, the Corporation has entered into a transaction whereby a non-competitive industry partner willparticipate on a promoted basis, paying 1/3 of Canadian Superior’s cost to earn a ¼ interest in Block 5(c). Accordingly, it is Canadian Superior’s intention to operate the drilling of this exciting prospect and retain a 75% interest in the “Intrepid” Block by funding only 2/3 of the total cost of the first “Intrepid” well, which is expected to have a total well cost of approximately U.S. $20 million to drill.

This strategy combined with the financial discipline outlined in this quarterly report should allow Canadian Superior to maximize its interest in the “Intrepid” Block 5(c) prospect as we proceed forward with this exciting project. Accordingly, we are focusing our attention directly on Trinidad to commencing drilling on the “Intrepid” Block as soon as possible.

OFFSHORE NOVA SCOTIA, CANADA

Over the last 5 years due to our focused operations offshore Nova Scotia, Canadian Superior has become the largest public company holder of exploration acreage offshore Nova Scotia with 100% interests in six exploration licences totaling 1,293,946 acres (See Chart & Map, pages 5 & 6); during this

[Ranking of Public Company Exploration Acreage Holders Offshore Nova Scotia GRAPHIC]

time we have also evolved as one of the few active operators involved in all three main play types in the basin. This has resulted in our Company being fortunate enough to have gained the experience and manpowerNecessary to drill and operate some of the most complex and technically challenging wells in the world through our Halifax Office which will be integrally involved in our upcoming drilling operations in Trinidad and Tobago.

5	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MESSAGE TO SHAREHOLDERS

[SCOTIAN SHELF EAST COAST OF CANADA GRAPHIC]

Planning is underway to pursue further drilling Offshore Nova Scotia off the East Coast of Canada on our “Mariner” Block. Canadian Superior’s “Mariner” Project lands are located approximately nine kilometres northeast of Sable Island, Offshore Nova Scotia. This project encompasses an offshorearea of 101,800 acres and directly offsets five significant discoveries near Sable Island, including the ExxonMobil Venture natural gas field. The first exploration well, “Mariner” I-85, was drilled on this

[CANADIAN SUPERIOR ENERGY INC.

“MARQUIS”, “MARINER”, “MARAUDER”, AND “MARCONI” PROSPECTS GRAPHIC]

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	6

MESSAGE TO SHAREHOLDERS

block in 2003/2004 (November 2003 to March 2004). The “Mariner” I-85 exploration well encountered gas pay in multiple zones. This was substantiated through drill cuttings and analysies taken while drilling through the prospective reservoir zones and further through the analyses of electric wireline logs. The “Mariner” I-85 exploration well was greater than 100 meters (328 feet) structurally higher than the downdip gas well on the “Arcadia” Significant Discovery Licence (SDL) located 13 kilometers (8 miles) to the east of “Mariner” I-85. Our offshore drilling and technical teams continue to advance further operations offshore Nova Scotia.

[“MAYFLOWER WORLD-CLASS TURBIDITE PROSPECTS GRAPHIC]

In addition, to Canadian Superior’s “Mariner” exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to work on our Abenaki Reef “Marquis” project and our “Mayflower” deepwater project. Our “Marquis Project” lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana’s Deep Panuke discoveries.

Furthermore, Canadian Superior’s “Mayflower” deepwater project exploration licence covers approximately 712,000 acres and is located approximately 460 kilometres (285 miles) east of Boston. Mapping to date indicates the presence of five sizeable deepwater prospects. These large prospects are structural and are typically formed by mobile salt tectonics. Prospect sizes range from 50 to 200 square kilometers (19 to 77 square miles) in size and are located in 1,300 to 2,500 metre (4,265 – 8,200 feet) water depths. We are currently working with a potential partner for our deepwater “Mayflower” prospect and we are planning to proceed in the near future with a high resolution seismic program over the “Mayflower” block to further define targeted structures to enable future drilling.

We also have identified several other large Cretaceous and Jurassic prospects on our “Marauder” and “Marconi” exploration lands which cover an additional 371,000 acres offshore Nova Scotia,offsetting the Sable Island area.

The Sable Island area gas supply is very important and strategic for the North Eastern United States gas supply, and we are of the opinion that being the largest public company holder of high quality exploration acreage in this area will be very rewarding for Canadian Superior and our shareholders.

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MESSAGE TO SHAREHOLDERS

[CANADIAN SUPERIOR ENERGY INC.

“MAYFLOWER PROSPECT” SEISMIC DATA

CANADIAN SUPERIOR – TURBIDITE PROSPECT GRAPHIC]

WESTERN CANADA

Operations Summary

Great emphasis and effort continues to be applied to Western Canada by our exploration and operations teams to maintain and grow our cash flow and production, focusing on developing our Drumheller Alberta core area and several other drilling opportunities. The Corporation continued its drilling success in the Drumheller area, in the second quarter, with a 100% success rate, where it drilled 4 conventional and participated in 13 CBM (coal bed methane) wells. We also continue to explore in areas such as Boundary Lake, Teepee, and Windfall/Pine Creek where Canadian SuperiorEnergy is preparing for 3rd and 4th quarter drilling.

Drumheller

In our Drumheller area of Central Alberta, Canada, which is accessible year round and located approximately 60 miles N.E. of the city of Calgary, our Corporation has major acreage and production holdings in both conventional Cretaceous plays and in the CBM zones of the Horseshoe Canyon and Manville sections. At the end of the second quarter, Canadian Superior held 181,675 gross acres of land at Drumheller in this multi-zone area. During the second quarter, we drilled four conventional wells (3.5 net). All of these wells were successful and two have been tied-in and the others are awaiting tie-in. Another conventional well tied-in during the second quarter was a first quarter well which is producing at approximately 100 BOE/d but has the capability of over 250 BOE/d once facilitycapacity related issues are resolved in the third quarter. Of particular note in the second quarter, the Corporation drilled a successful horizontal well in the Wildunn area of Drumheller which was tied-in in July. Stabilized test rates for the well were over 230 BOE/d. The Corporation plans to shoot more seismic data in the Drumheller area as a follow-up on some of the recent discoveries that the Company has made.

The Drumheller area is in the heart of recent coal bed methane development in Western Canada where Canadian Superior has one of the single largest concentrated high working interest land positions of any operator. During the second quarter, Canadian Superior was active with coal bedmethane drilling and participated in 13 CBM wells. These wells, along with the 8 CBM wells that were completed in the first quarter, are awaiting a CBM gas gathering infrastructure which should be complete in the second half of 2005. The Corporation plans to participate in approximately 45 CBM

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MESSAGE TO SHAREHOLDERS

[STRATEGIC CORE PRODUCTION AREA “DRUMHELLER AREA” ALBERTA GRAPHIC]

wells this year and is using this experience and technology gained as a guideline for future operated developments of our large CBM acreage holding, approximately 108 sections (over 69,000 net acres) which includes both Horseshoe Canyon and the Manville coals. The CBM production being obtained from the Horseshoe Canyon formation does not produce any significant associated water. These encouraging results will be utilized in the near future to provide a solid foundation for development of the extensive CBM potential that exists over our large high working interest acreage base within the Drumheller area. As an indicator of the latent land value of our CBM acreage in this area, recent land sale prices in the Drumheller area for coal bed methane rights have exceeded $250,000 per section (approximately $390 per acre).

Additional Western Canadian Opportunities

Canadian Superior also holds operated high working interests in a number of other Alberta and British Columbia properties that are primarily in winter access areas. These other areas total an aggregate of 97,839 gross acres (78,769 net acres) in Alberta and 16,548 gross acres (12,201 net acres) in British Columbia.

Boundary Lake / Teepee

Attention is being given to the higher reward, medium risk opportunities that are located in West Central and North Central Alberta. Canadian Superior continues to purchase, reprocess, interpret and integrate geophysical, geological and engineering data for the Boundary Lake and Teepee areas. The Corporation acquired more land in the first quarter of 2005 and has followed this up with the purchase of 3D seismic data. Additional land will be acquired in the area and the Corporation is currently working on several locations for the Boundary Lake / Teepee area for a late 3rd quarter / 4th quarter spud.

9	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MESSAGE TO SHAREHOLDERS

Windfall / Pine Creek

This area also offers multi-zone potential with higher reward, medium risk targets. Of the two wells that were drilled last winter in the Windfall / Pine Creek area, one of these well (an operated well) has been tied-in and is currently producing at 1100 mcf/d (180 BOE/d). The second (non-operated) well awaits tie-in due to rainy conditions in this area this spring and summer. It is anticipated that this well will be tied-in during the traditional drier season of the third quarter. Plans also include a re-completion in an existing well bore and this operation will happen in the third quarter as well. The Corporation continues to explore in this area with a view towards further expanding its production base in this area.

British Columbia – Parkland, Altares, and Umbach

Several transactions are underway in the Parkland, Altares and Umbach areas which include continuations and a completion of an existing well bore. The results of these activities will ultimately form the basis of the go-forward plan in these areas.

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WESTERN CANADA EXPLORATION & DEVELOPMENT AREAS GRAPHIC]

FINANCIAL HIGHLIGHTS

Oil and gas revenue, before royalties during the second quarter of 2005, increased 16% to $10.8 million as compared to $9.3 million during the same period in 2004. For the first half of 2005, oil and gas revenues of $20.9 million were 14% higher than 2004 revenues of $18.4 million.

The revenue increases were due to higher average oil and gas commodity prices achieved during 2005. The average sales price for the second quarter of 2005 was $48.46/boe ($7.66/mcf for natural gas and $57.01/bbl for oil and NGLs) up 19 % from $40.83/boe in 2004 ($7.02/mcf for natural gasand $37.00/bbl for oil and NGLs). Average sales prices for the first half of 2005 averaged $47.57/boe

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	10

MESSAGE TO SHAREHOLDERS

[CANADIAN SUPERIOR DRILLING OPERATIONS PHOTO]

($7.62/mcf for natural gas and $53.67/bbl for oil and NGLs) up 20% from $39.61/boe recorded in 2004 ($6.80/mcf for natural gas and $35.75/bbl for oil and NGLs). Cash flow from operations in the second quarter of 2005 increased 8% to $5.8 million, up from $5.3 million in the same period in 2004. For the first half of 2005, cash flow from operations of $11.1 million was up 14% from $9.7 million in the first half of 2004. Gas volumes of 11,375 mcf/d remained stable during the second quarter of 2005 compared to the same period in 2004, while oil volumes decreased 8% to 555 bbls per day in the second quarter of 2005 from an average of 603 bbls per day produced in 2004. Six month gas volumes of 11,235 mcf/d for 2005 were down slightly by 4% from 11,665 mcf/d recorded over the same period in 2004 while, oil volumes of 558 bbls/d for the six months were down 8% from 2004 volumes of 609 bbls/d.

Average daily production for the second quarter of 2005 was down slightly and averaged 2,451 boe/d, 2% lower then the 2004 volume of 2,508 boe/d, due to weather delays in drilling, completionsand tie-ins. The reduced production is the result of an increased amount of shut in wells resulting from poor field access caused by record rains and flooding in Western Canada that also unexpectedly severely interrupted drilling, completions and tie-ins, as well as shut in facilities in June and some limitations in plant capacity. Over 650 boe/d of production was curtailed in June due to these factors. These volumes are now being returned to production.

In addition the Corporation recorded a net income of $0.01 million ($0.00 per share) in the second quarter of 2005, up from a net loss of $0.3 million ($0.0 per share) recorded in the second quarter of 2004. In the first half of 2005, the Corporation posted a net income of $0.1 million ($0.0 per share) compared to a net loss of $1.0 million ($0.01 per share) over the same period in 2004.

Futhermore we are also pleased to report that during the second quarter of 2005, we secured a new expanded operating line of credit for $25 million the Canadian Western Bank.

LAND INVENTORY

Our undeveloped land acreage in Western Canada at the end of the second quarter of 2005 was approximately 165,562 gross acres (138,622 net acres) with an average working interest of 84%.

Canadian Superior is the largest public company holder of exploration acreage offshore Nova Scotia, where Canadian Superior currently holds 100% working interests in six licences covering an aggregate of 1,293,946 acres.

11	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MESSAGE TO SHAREHOLDERS

In Trinidad and Tobago, Canadian Superior’s Mayaro/Guayaguayare (M/G) “Tradewinds” joint venture lands cover 55,000 gross acres and our “Intrepid” Block 5(c) covers 80,041 gross acres. Total acreage is now 135,041 gross acres, resulting in Canadian Superior becoming a significant strategicacreage holder in Trinidad and Tobago.

[CANADIAN SUPERIOR GAS WELL TESTING OPERATIONS PHOTO]

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve common goals. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and stakeholders and we take care to ensure that planned activities are fullyexplained. Our attitude of direct involvement with local communities is consistently supported by sponsorship of community programs.

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MESSAGE TO SHAREHOLDERS

As detailed in our 2004 Annual Report, in Western Canada, Canadian Superior has been a sponsor of urban and rural communities, charitable organizations and sponsorships including cancer research in Alberta. This included again this year in June, the Corporation being the major sponsor of 4H on Parade which is one of the largest rural youth agricultural shows in North America and the largest rural youth agricultural show in Canada. We intend to actively continue with support for community and charitable programs and initiatives and we encourage our staff and management to do the same. In addition to regular charitable donations, in Nova Scotia, Canadian Superior’s contributions continue to include significant support to education and training, as well as to oil and gas related research and development activities, for students enrolled in undergraduate education programs in Nova Scotia.

In Trinidad and Tobago, Canadian Superior considers it important to promote the development of people by imparting to Trinidad and Tobago nationals technology and business expertise in all areas of energy sector activity, and is committed to a number of programs which are associated with the provisions of the Production Sharing Contract between the Government of Trinidad and Tobago and the Ministry of Energy and Energy Industries and Canadian Superior regarding Block 5(c). In addition, and separate from those programs, and also in recognition of our Mayaro/Guayguayare (M/G) Joint Venture with Petrotrin, Canadian Superior has recently established the Canadian Superior Energy Canada - Trinidad and Tobago Charitable Foundation to undertake various additional programs including the promotion of educational training, as well as research and development activities, for students enrolled in undergraduate educational studies in Trinidad and Tobago. This program is modeled after our very successful Nova Scotia program supporting undergraduate education, training and research and development, as briefly outlined above.

In summary, we look forward to continuing to actively support programs related to the communities and stakeholders that support our corporate objectives and growth strategies.

OUTLOOK – 2005 AND LONGER TERM

Accordingly, Canadian Superior believes that its strategy to create high impact opportunities, value and growth is working and the Corporation is well positioned for the remainder of 2005 and the years ahead. For the remainder of 2005, Canadian Superior’s “High Impact” offshore program is centered on drilling planned for later this year in Trinidad and Tobago, on our “Intrepid” Block 5(c),and with further activities planned for offshore Nova Scotia in due course.

In addition, we will continue to strive to further develop our Western Canadian operations focusing on our Drumheller, Alberta core producing area, with further evolving emphasis also being placed on Canadian Superior’s extensive coal bed methane (CBM) opportunities in the Drumheller area wherewe have significant holdings.

We will also continue to endeavor to go forward with a corporate strategy which focuses on continued financial discipline and conserving cash and debt capacity to allow us to pursue these exciting corporate opportunities.

We are confident that as the above mentioned opportunities are being developed, the market will continue to recognize the underlying value and the tremendous strengths of our growing Company.

Respectfully submitted on behalf of the management, staff and Board of Directors of Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.
per

/S/ Greg S. Noval

Greg S. Noval
Chief Executive Officer
August 12, 2005

13	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the six months ended June 30, 2005, and the audited consolidated financial statements and MD&A for the year ended December 31, 2004 contained in the 2004 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first six months of 2005 and the second quarter of 2005 compared with the same periods in 2004 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”). Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow fromoperations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’S)			($ per boe)
Three months ended June 30	2005	2004	% change	2005	2004

Revenue	$10,808	$9,316	16	$48.46	$40.83

Royalties, net of ARTC	1,749	1,034	69	7.84	4.53

Production and operating expenses	1,601	1,786	(10)	7.18	7.83

Operating Netback	7,458	6,496	15	33.44	28.47

General and administrative expenses	1,539	1,166	32	6.90	5.11

Net interest expense (income)	200	(47)	n/a	0.90	(0.21)

Large Corporations Tax	(56)	65	n/a	(0.25)	0.28

Cash Flow from Operations	5,775	5,312	8	25.89	23.28

Depletion and amortization	4,886	5,127	(5)	21.91	22.47

Future income tax (recovery)	(20)	(241)	(91)	(0.09)	(1.06)

Stock compensation expense	896	697	29	4.02	3.05

Net income (loss)	$13	$(271)	(105)	$0.06	$(1.18)

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	14

MANAGEMENT DISCUSSION AND ANALYSIS

	($000’S)			($ per boe)
Six months ended June 30	2005	2004	% change	2005	2004

Revenue	$20,928	$18,388	14	$47.57	$39.61

Royalties, net of ARTC	3,495	2,918	20	7.94	6.29

Production and operating expenses	3,125	3,296	(5)	7.10	7.10

Operating Netback	14,308	12,174	18	32.51	26.22

General and administrative expenses	2,828	2,294	23	6.42	4.94

Net interest expense (income)	360	(1)	n/a	0.82	0.00

Large Corporations Tax	2	133	n/a	0.00	0.29

Cash Flow from Operations	11,118	9,748	14	25.27	21.00

Depletion and amortization	9,837	10,212	(4)	22.35	22.00

Future income tax (recovery)	68	(367)	n/a	0.15	(0.79)

Stock compensation expense	1,095	940	16	2.49	2.02

Net income (loss)	$118	$(1,037)	(111)	$0.27	$(2.23)

The Corporation recorded a net income of 0.01 million ($0.00 per share) in the second quarter of 2005 up from a net loss of $0.3 million ($0.0 per share) recorded in the second quarter of 2004. In the firsthalf of 2005, the Corporation posted a net income of $0.1 million ($0.00 per share) compared to a net loss of $1.0 million ($0.01 per share) over the same period in 2004.

Cash flow from operations in the second quarter of 2005 increased 8% to $5.8 million from $5.3 million in 2004. For the six months ended June 30, 2005, cash flow of $11.1 million was up 14% from 2004 cash flow of $9.7 million. Higher product prices received in 2005 was the primary contributor tothe cash flow increases.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004

Natural Gas

Average Daily Production (mcf/d)	11,375	11,427	11,235	11,665

Average Sales Price ($/mcf)	$7.66	$7.02	$7.62	$6.80

Natural Gas Revenue ($000’s)	$7,929	$7,302	$15,503	$14,431

Oil & NGLs

Average Daily Production (bbl/d)	555	603	558	609

Average Sales Price ($/bbl)	$57.01	$37.00	$53.67	$35.75

Oil & NGLs Revenue ($000’s)	$2,879	$2,030	$5,425	$3,960

Barrels of Oil Equivalent (6:1)

Average Daily Production (boe/d)	2,451	2,508	2,431	2,551

Average Sales Price ($/boe)	$48.46	$40.83	$47.57	$39.61

Total Oil & Gas Revenue ($000’s)	$10,808	$9,316	$20,928	$18,388

Average daily production for the second quarter of 2005 averaged 2,451 boe/d which was down 2% from 2004 production of 2,508 boe/d. The reduced production is the result of an increased amount of shut in wells resulting from poor field access caused by an unusually rainy June, as well as shut in facilities caused by plant turnarounds in June. Average daily production for the six months ended June 30, 2005, decreased to 2,431 boe/d, down 5% from 2,551 boe/d in 2004. Unseasonable warm weather in the first quarter as well as the conditions mentioned above during the second quarter contributed to the reduction

15	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

Oil and gas revenue, before royalties during the second quarter of 2005, increased 16% to $10.8million as compared to $9.3 million in 2004. For the first half of 2005, oil and gas revenues of $20.9million were 14% higher than 2004 revenues of $18.4 million. The revenue increases are due to higher average prices achieved during 2005. The average sales price for the second quarter of 2005was $48.46/boe ($7.66/mcf for natural gas and $57.01/bbl for oil and NGLs) up 19 % from $40.83/boe in 2004 ($7.02/mcf for natural gas and $37.00/bbl for oil and NGLs). Average sales prices for the first half for 2005 averaged $47.57/boe ($7.62/mcf for natural gas and $53.67/bbl for oil and NGLs)up 20% from $39.61/boe recorded in 2004 ($6.80/mcf for natural gas and $35.75/bbl for oil and NGLs). Gas volumes of 11,375 mcf/d remained flat during the second quarter of 2005 compared to the same period in 2004, while oil volumes decreased 8% to 555 bbls per day in the second quarter of 2005 from an average of 603 bbls per day produced in 2004. Six month gas volumes of 11,235mcf/d for 2005 were down 4% from 11,665 mcf/day recorded over the same period in 2004 while oil volumes of 558 bbls/d for the six months were down 8% from 2004 sales of 609 bbls/d. Unseasonable warm weather during the first quarter of 2005 as well as a record high rainfall in June of 2005increased the number of shut in wells during the period resulting from poor field conditions. As well, during the second quarter of 2005, plant turnarounds and facility shut downs reduced production for the period.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2005 activities resulted in a gain of$217,000 which was recorded as an increase in oil and gas revenues during the period. The Corporation has the following contract in place subsequent to June 30, 2005:

Contract	Volume	Price	Term

Crude Oil

Costless Collar	100 bbls/d	$43.85 - $51.00 USD/bbl WTI	April 1, 2005 – December 31, 2005

At June 30, 2005, the estimated fair value of the above financial instruments was a loss of $173,625.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the second quarter of 2005 of $1.7 million, are up 69% from $1.0 million recorded in 2004. For the first half, royalties, net of the Alberta Royalty Tax Credit of $250,000, were $3.5, up 20% from 2.9 million recorded in 2004. The lower royalties attributed to the second quarter of 2004 are the result of a $0.8 million royalty rebate relating to capital expenditures incurred in 2002 and 2003. Adjusting for the rebate in 2004, royalties for both the three months and the six months of 2005 are lower than 2004 royalties. The average royalty rate for the second quarter of 2005 was 16.2% of total revenues compared to 2004 crown royalties of 19.6% (prior to the royalty rebate). The average royalty rate for the first half of 2005 was 16.7% of total revenues, compared to 2004 crown royalty rate of 20.2% (prior to the royalty rebate).

PRODUCTION AND OPERATING EXPENSES

Second quarter production and operating expenses of $1.6 million were 10% lower than 2004 expenses of $1.8 million. Production and operating expenses for the first half of 2005 of $3.1 million were 5% lower than the $3.3 million recorded for the same period in 2004. On a boe basis, second quarter 2005 production and operating expenses of $7.18/boe, were down 8% from $7.83/boe in 2004 while first half production and operating expenses of $7.10/boe equaled the first half of 2004.

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	16

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

During the second quarter of 2005, G&A charges increased to $1.5 million, up 32% from $1.2 million recorded in 2004. For the half, G&A charges were $2.8 million up 23% from 2.3 million recorded in the first half of 2004. On a unit of production basis, G&A expenses for the quarter increased 35% to $6.90 per boe for 2005 from $5.11 per boe recorded in 2004, while first half expenses increased to $6.42 per boe up 30% from $4.94 recorded in 2004. The main reason for the increase in general and administrative costs is a large increase in insurance costs as well as increased staffing requirements offset by static quarterly volumes.

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or afterJanuary 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2004. During the second quarter, the company recorded $0.9 million in stock based compensation expense for 2005 compared to 0.7 million in 2004. Stock based compensation for the first half of 2005 was $1.1 million compared to $0.9 million recorded in the comparable period of 2004.

INTEREST

During the second quarter of 2005 the Corporation paid $277,000 in interest on its revolving production loan facility compared to $126,000 in 2004. For the first half of 2005, the Company paid $512,000 in interest in 2005, up from $300,000 paid in the first half of 2004. At the end of the first half of 2005, the Company had a drawn balance of $13.3 million on its revolving loan production facility.

Interest income of $77,000 was earned in the quarter by the Corporation in 2005 on its Offshore Nova Scotia license term deposits compared to $173,000 earned in 2004. For the half, interest income was $152,000 compared to $301,000 earned in 2004.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for the second quarter of 2005 totaled $4.9 million, down from $5.1 million in 2004. For the first half of 2005, depletion and amortization expense totaled $9.8 million, down from $10.2 million recorded in 2004. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast. East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation’s year-end book value, and was $84,000 in 2005 compared to $133,000 recorded in 2004. Lower tax rates and an increase in the allowed capital deduction claim resulted in the reduction of taxes payable. The 2005 amount was offset by an over accrual of Large Corporation Tax in 2004 of $82,000 resulting in a net $2,000 charge to corporate tax expense for the period. As a result of the net income from operations of $118,000 reported in2005, future income taxes of $68,000 were recorded. The Corporation does not expect to be cash taxable in 2005.

17	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

	Three Months Ended June 30			Six Months Ended June 30
($000’s)	2005	2004	% change	2005	2004	% change

Acquisition/(Disposition)	$17	$—	n/a	$(458)	$0	n/a

Exploration & Development	5,187	5,659	(8)	9,236	16,668	(45)

Plants & Facilities & Pipelines	1,065	1,462	(27)	1,235	3,110	(60)

Land & Lease	438	627	(30)	2,590	1,228	111

Capitalized Expenses	1,322	1,058	24	874	2,010	(57)

	$8,029	$8,806	(9)	$13,477	$23,016	(41)

During the second quarter of 2005, the Corporation incurred $8.0 million of capital expenditures compared to $8.8 million spent in the second quarter of 2004. For the first half of 2005, capital expenditures totaled $13.5 million compared to $23.0 million recorded during the same period in 2004. 2004 capital expenditures included $11.3 million related to the Corporation’s share of the Mariner I-85 well.

SUMMARY OF QUARTERLY RESULTS

($000’s except production amounts)

	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04	31-Dec-03	30-Sep-03

Production

Oil bbls/d	555	562	691.4	653.1	602.9	614.2	731.8	797.8

Gas mcf/d	11,375	11,092	12,208.9	10,489.8	11,427.5	11,881.5	11,431.0	11,833.1

Boe bbls/d	2,451	2,411	2,726	2,401	2,508	2,594	2,637	2,770

Gross revenue	10,808	10,120	11,014	9,282	9,315	9,072	8,614	9,088

Net income (loss)	13	105	(486)	(2,267)	(271)	0.00	(88)	(6)

Income (loss) per share	0.00	0.00	(0.01)	(0.02)	0.00	0.00	0.00	0.00

Cash flow from operations	5,775	5,343	5,968	4,526	5,312	4,436	3,676	4,317

Cash flow per share	0.05	0.05	0.06	0.04	0.05	0.04	0.04	0.05

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Corporation had a $24.0 million revolving production loan facility of which $13.3 million was drawn. On July 31, 2005, the Company secured a new revolving production loan facility of $25.0 million which replaced our existing facility. As at July 31, 2005, approximately $13.9 million is outstanding on this facility, and the Corporation has approximately $2.8 million in cash deposits available for corporate purposes. In addition, the Corporation completed a private placement financing consisting of 5.5 million special warrants at a price of $2.00 per special warrant for total proceeds of $11.0 million before financing costs of $285,000. The special warrants allow purchasers to acquire one common share of Canadian Superior Energy Inc. and one half warrant. Each full warrant allows holders to acquire one share of Canadian Superior Energy Inc. at a price of $2.50 to the end of June 30, 2006. These funds will be used to secure and prepare drilling operations on Block 5(c) in Trinidad.

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	18

MANAGEMENT DISCUSSION AND ANALYSIS

The Corporation’s 2005 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. If additional cash is required to fund planned 2005 capital programs, in particular programs Offshore Nova Scotia and Offshore Trinidad, it may be sourced from equity financings or, in the case of Offshore Nova Scotia activities, from potentialreleases of secured term deposits as additional work expenditures are incurred. The Corporation may also elect to farm-out portions of its Offshore Nova Scotia acreage, or enter into other arrangements with third parties, thereby reducing capital required from the Corporation to fund these prospects.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

At June 30, 2005, the Corporation had $14.5 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

NOTICE TO READER

Management has compiled the unaudited interim consolidated financial information of Canadian Superior Energy Inc. consisting of the interim consolidated Balance Sheets as at June 30, 2005 and 2004 and the consolidated Statements of Operations and Retained Earnings (Deficit) and consolidated Statements of Cash Flows for three months ended June 30, 2005 and 2004.

19	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian dollars)

	June 30 2005	December 31 2004
	(unaudited)	(audited)

Assets

Current assets

Cash and short-term investments	$1,736	$1,725

Accounts receivable	5,794	5,808

Prepaid expenses	605	593
	8,135	8,126

Nova Scotia offshore term deposits	14,121	14,169

Petroleum and natural gas properties (Note 4)	132,839	128,716
	$155,095	$151,011

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$10,248	$10,756

Revolving production loan (Note 2)	13,300	10,750
	23,548	21,506

Future income taxes	8,838	8,778

Asset retirement obligation	7,660	7,177
	40,046	37,461

Shareholders’ Equity

Share capital (Note 3)	115,153	114,626

Contributed surplus	4,240	3,386

Deficit	(4,344)	(4,462)

	115,049	113,550

	$155,095	$151,011

See accompanying notes to consolidated financial statements

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	20

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(unaudited)

(Thousands of Canadian dollars except per share amts)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004

Revenue

Oil and gas	$10,808	9,316	$20,928	18,388

Royalties, net of royalty tax credit	(1,749)	(1,034)	(3,495)	(2,918)
	9,059	8,282	17,433	15,470

Expenses

Production and operating	1,601	1,786	3,125	3,296

Depletion and amortization	4,886	5,127	9,837	10,212

Interest on bank debt	277	126	512	300

General and administrative	1,539	1,166	2,828	2,294

Stock based compensation	896	697	1,095	940
	9,199	8,902	17,397	17,042

Net income (loss) from operations	(140)	(620)	36	(1,572)

Interest income	77	173	152	301

Income (loss) before income taxes	(63)	(447)	188	(1,271)

Provision for income taxes

Future	(20)	(241)	68	(367)

Large Corporation	(56)	65	2	133
	(76)	(176)	70	(234)

Net income (loss)	13	(271)	118	(1,037)

Deficit at beginning of period	$(4,357)	(2,204)	$(4,462)	(1,438)

Deficit at end of period	$(4,344)	(2,475)	$(4,344)	(2,475)

Net income per common share	$0.00	(0.01)	$0.00	(0.01)

See accompanying notes to consolidated financial statements

21	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004

OPERATIONS ACTIVITIES:

Net income (loss)	$13	(271)	$118	(1,037)

Items not requiring cash outlay:

Depletion and amortization	4,886	5,127	9,837	10,212

Future income taxes (reduction)	(20)	(241)	68	(367)

Stock based compensation expense	896	697	1,095	940

Cash flow from operations	5,775	5,312	11,118	9,748

Net change in non-cash working capital	1,355	(713)	1,451	7,192

	7,130	4,599	12,569	16,940

FINANCING ACTIVITIES:

Issue of shares	203	61	278	8,917

Redemption of term deposits	48	0	48	0

Increase (repayment) of revolving production loan	2,200	1,250	2,550	(4,650)

	2,451	1,311	2,876	4,267

INVESTING ACTIVITIES:

Exploration and development expenditures	(8,029)	(8,806)	(13,477)	(23,016)

Change in non-cash working capital	(1,158)	3,016	(1,957)	10,756

	(9,187)	(5,790)	(15,434)	(12,260)

Increase (decrease) in cash position for the period	394	120	11	8,947

Opening cash position	$1,342	18,155	$1,725	9,328

Closing cash position	$1,736	18,275	$1,736	18,275

Interest paid during period	277	126	512	300

Taxes paid during period	0	0	0	0

See accompanying notes to consolidated financial statements

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands except per share amounts)

Note 1:  Significant Accounting Policies

The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2004.

Note 2: Revolving Production Loan

At June 30, 2005 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $24.0 million of which it had drawn $13.3 million. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the remainder. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility was replaced on July 31, 2005.

Note 3: Share Capital

a)   Issued

The Corporation’s authorized share capital consisted of an unlimited number of common shares and preferred shares.

	Number	Amount
Balance as at December 31, 2004	109,806	$114,626
Transfer from contributed surplus		241
Issued upon exercise of stock options	294	302
Issue costs, net of future tax reduction of $8,000	—	(16)
Balance as at June 30, 2005	110,100	$115,153

b)   Stock options:

The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option’s maximum term is ten years.

	June 30, 2005		December 31, 2004
	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price

Balance, beginning of period	7,371	$1.66	5,133	$1.29
Prior period option reinstatement	200	0.80	0	0
Forfeited	(179)	1.63	(2,170)	1.57
Exercised	(293)	1.03	(1,299)	1.13
Granted	1,507	1.95	5,707	1.85
Balance, end of period	8,606	$1.70	7,371	$1.66

A modified Black-Scholes option pricing model, with the following weighted average assumptions for the six months ended June 30, 2005, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense.

The fair value of the stock based compensation is amortized over the vesting period of the options.

Risk free interest rate (%)	4.00
Expected lives (years)	5.0
Expected volatility (%)	95
Dividend per share	0.00

The grant date weighted average fair value of options issued during 2005 was $1.18 per option.

23	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)

Note 4: Petroleum and Natural Gas Properties

Petroleum and natural gas properties and equipment (Dec 31, 2004)	$173,157
Less: accumulated depreciation, depletion and amortization	(44,441)
Balance December 31, 2004	128,716

Additions to June 30, 2005	13,477
Asset retirement obligation	210
Less: accumulated depreciation, depletion and amortization (net of accretion expense of $273,000)	(9,564)

$132,839

Note 5: Related Party Transactions

During the six months ended June 30, 2005, the Corporation paid $252,000 (2004 - $542,000) at commercial terms for oilfield equipment rentals to a company controlled by a director and for aircraft rentals at commercial terms to a company controlled by an officer and director of the Corporation.

Note 6: Risk Management

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At June 30, 2005, the Corporation had the following contracts in place:

Contract	Volume	Price	Term
Crude Oil
Costless Collar	100 bbls/d	$43.85 - $51.00 USD/bbl WTI	April 1, 2005 – December 31, 2005

At June 30, 2005, the estimated fair value of the above financial instrument was a loss of $173,625.

During the first quarter of 2005, the Corporation’s hedging activities resulted in a gain of $217,000 which was recorded as an increase in oil and gas revenues during the period.

Note 7: Subsequent Events

a)                                      A new $25.0 million demand revolving production loan facility was entered into with the Canadian Western Bank effective August 1, 2005 which replaces our old facility. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires April 30, 2006.

b)                                     The Corporation completed a private placement financing consisting of 5.5 million special warrants at a price of $2.00 per special warrant for total proceeds of $11.0 million before financing costs of $275,000. The special warrants allow purchasers to acquire one common share of Canadian Superior Energy Inc. and one half warrant. Each full warrant allows holders to acquire one share of Canadian Superior Energy Inc. at a price of $2.50 to the end of June 30, 2006.

Management has compiled the unaudited interim consolidated financial information of Canadian Superior Energy Inc. consisting of the interim consolidated Balance Sheets as at June 30, 2005 and the consolidated Statements of Operations and Deficit and consolidated Statements of Cash Flows for the three month and six month periods ended June 30, 2005 and 2004.

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	24

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

(unaudited)

Three Months Ended June 30 Six Months Ended June 30

	2005	2004	% Change	2005	2004	% Change

Financial:

($000’s except per share amounts)

Oil and gas revenues	$10,808	$9,316	16%	$20,928	$18,388	14%

Cash flow from operations	$5,775	$5,312	8%	$11,118	$9,748	14%

Per Share	$0.05	$0.05	0%	$0.10	$0.09	11%

Net earnings (loss)	$13	$(271)	105%	$118	$(1,037)	111%

Per Share	$0.00	$(0.00)	n/a	$0.00	$(0.01)	n/a

Capital expenditures	$8,029	$8,806	-9%	$13,477	$23,016	-41%

Net debt including working capital	$15,413	$8,095	90%	$15,413	$8,095	90%

Weighted average common shares outstanding	110,000	107,873	2%	109,913	104,640	5%

Production and Pricing:

Natural Gas

Average Daily Production (mcf/d)	11,375	11,427	-0.5%	11,235	11,665	-4%

Average Sales Price ($/mcf)	$7.66	$7.02	9%	$7.62	$6.80	12%

Oil & NGLs

Average Daily Production (bbls/d)	555	603	-8%	558	609	-8%

Average Sales Price ($/bbl)	$57.01	$37.00	54%	$53.67	$35.75	50%

Barrels of Oil Equivalent (6:1)

Average Daily Production (boe/d)	2,451	2,508	-2%	2,431	2,551	-5%

Average Sales Price ($/boe)	$48.46	$40.83	19%	$47.57	$39.61	20%

Wells Drilled

Gross	17.0	5.0	240%	21.0	10.0	110%

Net	7.4	3.1	139%	10.6	6.7	58%

25	CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT

DIRECTORS

Greg Noval, B.Comm., B.A. (Econ.), LLB

President, CEO & Director

Leigh Bilton

Executive Vice President, Vice President,
Western Canada Operations & Director

Alex Squires, B.Sc. (Ind. Eng.), MBA, C.F.A.

Director

Gerald J. Maier, B.Sc. (Pet. Eng.), O.C., C.D.,LL.D., FCAE

Director

Charles Dallas

Director

T.J. (Jake) Harp, B.Sc. (Pet. Eng.), P.Geoph.

Director

INDEPENDENT ENGINEERS

Gilbert Laustsen Jung Associates Ltd

Calgary, Alberta

McDaniel & Associates Consultants Ltd

Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

Calgary, Alberta & Toronto, Ontario

Computershare Trust Company, Inc.

Denver, Colorado & New York, New York

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
American Stock Exchange
Trading Symbol: SNG

OFFICERS AND SENIOR MANAGEMENT

Greg Noval, B.Comm., B.A. (Econ.), LLB

President & CEO

Leigh Bilton

Executive Vice President & Vice President, Western Canada Operations

Michael E. Coolen, B.Sc., B.Eng. (Mech), P.Eng.

Vice President, East Coast Operations

Mel Marshall, B.Sc., Geophysics, P.Geoph.

Vice President, Exploration

Ross A. Jones, C.M.A.

Chief Financial Officer

Roger De Freitas

Country Manager, Trinidad & Tobago

Mark Gillis, B.Eng. (Mech), P.Eng.

Manager, East Coast Operations

Neil Dore, B.Sc. (Pet. Eng.), P.Eng.

GM - Western Canada, Operations

Dave Cassidy, BBA (PLM)

Land Manager

SOLICITORS

Canadian Counsel

Bordon Ladner Gervais LLP
Calgary, Alberta

Burchell Green Hayman Parish

Halifax, Nova Scotia

McCarthy Tetrault LLP
Calgary, Alberta

U.S. COUNSEL

Morrison & Foerster LLP

New York, New York

McLaughlin & Stern LLP

New York, New York

Preston Gates Ellis, LLP

Seattle, Washington

AUDITORS

Myers Norris Penny LLP

Calgary, Alberta

BANKS

Canadian Western Bank

Calgary, Alberta

HSBC Bank Canada

Calgary, Alberta

CANADIAN SUPERIOR ENERGY INC. 2005 SECOND QUARTER REPORT	26

LOGO

HEAD OFFICE

Suite 3300, 400 - 3rd Avenue S.W., Calgary, Alberta,

Canada T2P 4H2

Tel: (403) 294-1411 Fax: (403) 216-2374

EAST COAST OFFICE

Purdy’s Wharf Tower 1

Suite 1409, 1959 Upper Water Street, Halifax, Nova Scotia

Canada B3J 3N2

Tel: (902) 474-3969 Fax: (902) 474-3958

TRINIDAD AND TOBAGO OFFICE

5 Herbert Street

St. Clair, Port of Spain

Trinidad and Tobago

W.I.

www.cansup.com